SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 10, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, March 6, 2009	DATE:	Friday, March 6, 2009
	9:00 am (US EST)		11:00 am (US EST)
	11:00 am (Brasília time)		1:00 pm (Brasília time)

ACCESS:	Phone: +55 (11) 4688 6301	ACCESS:	Phone: 800 853 3895 (U.S.)
	Code: Oi		+1 334 323 7224 (Brazil / other countries)
	Replay: +55 (11) 4688 6312		Code: Oi
	(code 445)		Replay: 877 656 8905 (U.S.)
	Available until March 12, 2009		+1 334 323 9859 (Brazil / other countries)
Available until March 12, 2009 (code Oi)

WEBCAST:	http://www.ccall.com.br/oi

The supporting presentation will be available before the conference call begins on Oi’s website: http://www.oi.com.br/ri

INDEX
1 HIGHLIGHTS	2
2 OPERATING PERFORMANCE	3
3 CONSOLIDATED RESULTS	5
4 DEBT, CAPEX AND CASH FLOW	13
5 RECENT EVENTS	17
6 ATTACHMENTS	21

Brasil Telecom Participações S.A.	Brasil Telecom S.A.
Number of shares(‘000): 362,488	Number of shares(‘000): 547,498
BRTP3: R$ 58.90	BRTO3 ON: R$ 55.50
BRTP4: R$ 17.41	BRTO4 PN: R$ 13.64
BRP: US$ 38.63 ADR	BTM: US$ 17.92 ADR
Market cap (Million): R$11,663, US$4,991	Market cap (Million): R$17,914, US$7,666

Notes: (1) Share prices at the end of the 4th quarter 2008; (2) Number of shares, excluding those held in treasury.

February 10, 2009	1

Rio de Janeiro, February 10, 2009: Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announce today their results for the fourth quarter 2008 (4Q08). The financial statements of earlier periods are presented as if the accounting practice pursuant to the Initial Adoption of Law No. 11,638/07 and Provisional Measure No. 449/08 (Financial Instruments) were always in use.

1) HIGHLIGHTS:

OF THE YEAR OF 2008

• With 15.5 million Revenue-Generating Units (RGUs) at the end of 2008, Brasil Telecom recorded in this year a base growth of 1.7 million users, mainly influenced by:

• Growth of 93,000 users of wirelines in services;
• Mobile base growth of 1,3 million clients; and
• Net Addition of 238,000 Broadband (ADSL) users.

• Consolidated gross revenue totaled R$17,007.1 million, up by 6.3% year-on-year.

• Consolidated EBITDA stood at R$3,936.7 million in 2008, up by 4,0% on the yea. EBITDA margin came to 34.8% in 2008, widening 0.6 p.p. over 2007. EBITDA from mobile operations has reached R$177.3 million, raising by 6.5 p.p.p the margin registered for mobile on 2008.

• Net debt amounted to R$1,371.5 million, equivalent to 0.3 times the consolidated EBITDA for the last twelve months. Exchange rate exposure currently stands at US$170.8 million, equivalent to 8.6% of gross debt, excluding swap adjustments.

• Annual consolidated net income totaled R$782.2 million, 16.2% up on 2007, due to the improved period operating result.

OF THE 4Q08

• With 15.5 million Revenue-Generating Units (RGUs) at the close of December 2008, Brasil Telecom recorded a base growth of 331,000 users. Given that wirelines in service fell by 71,000, the increase in RGUs was influenced by:

• Mobile base growth of 359,000; and
• Adhesion of 44,000 broadband (ADSL) users.

• Consolidated gross revenue totaled R$4,465.9 million, up by 3.2% and 8.1% quarter-on-quarter and year-on-year, respectively.

• The EBITDA margin came to 32.4% in the 4Q08, 1.7 p.p. up on the 4Q07. EBITDA from mobile operations reached R$59.6 million in the 4Q08, widening the segment’s margin by 10.3 p.p., when compared to the same period in the previous year.

• Consolidated capex came to R$1,097.6 million in the quarter (80.5% higher than in the 3Q08 and 80.3% higher than in the 4Q07), mainly impacted by portability and the expansion of the 3G network.

February 10, 2009	2

Table 1 – Main Financial Indicators

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

BRP Consolidated

Net Revenue	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%
EBITDA	883.6	954.5	930.8	-2.5%	5.3%	3,785.7	3,936.7	4.0%
EBITDA Margin (%)	30.7%	33.6%	32.4%	-1.2 p.p.	1.7 p.p.	34.2%	34.8%	0.6 p.p.
Net Income	197.7	164.1	115.3	-29.7%	-41.7%	673.2	782.2	16.2%

Net Debt	508.6	1,179.4	1,371.5	16.3%	169.6%	508.6	1,371.5	169.6%
Available Cash	3,893.5	3,083.2	3,485.3	13.0%	-10.5%	3,893.5	3,485.3	-10.5%
CAPEX	608.8	608.1	1,097.6	80.5%	80.3%	1,398.8	2,677.9	91.4%
Cash Flow	(12.7)	(11.2)	2,275.5	N.A.	N.A.	307.3	1,979.8	N.A.
Net Debt / EBITDA	0.1	0.3	0.4	19.2%	156.0%	0.1	0.3	159.3%

BTSA Consolidated

Net Revenue	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%
EBITDA	889.3	958.3	943.9	-1.5%	6.1%	3,803.4	3,919.0	3.0%
EBITDA Margin (%)	30.9%	33.7%	32.9%	-0.8 p.p.	2.0 p.p.	34.4%	34.7%	0.3 p.p.
Net Income	199.6	198.7	188.5	-5.2%	-5.6%	800.0	1,029.8	28.7%

BRT Móvel - Mobile Operation

Net Revenue	482.9	481.3	511.6	6.3%	6.0%	1,745.9	1,881.8	7.8%
EBITDA	6.6	72.9	59.6	-18.2%	N.A.	51.4	177.3	245.2%
EBITDA Margin (%)	1.4%	15.1%	11.7%	-3.5 p.p.	10.3 p.p.	2.9%	9.4%	6.5 p.p.
Net Income	(45.0)	(25.8)	(16.0)	-38.1%	-64.5%	(155.9)	(126.0)	-19.2%

2) OPERATING PERFORMANCE:

Brasil Telecom companies ended the 4Q08 with 15.5 million revenue-generating units, 2.2% up the 331,000 new users recorded at the close of the 3Q08 and 12.1% up the 1,673,000 recorded at the end of the 4Q07. Once again, the performance was influenced by the growth in the mobile (+6.8% vs. 3Q08) and broadband (+2.5% vs. 3Q08) bases.

Wireline

The wirelines in service base had a net addition of 93,100 lines in 2008, chiefly due to the increase in the non-residential client base thanks to the growing adhesion to Total Control, the prepaid wireline plan, and to the expansion of integrated offerings through Pluri packages.

Total Control is a plan focused on the low consumption segment in areas where the service is technically viable. Eighty-six percent of the plan’s clients had never had access to a wireline before and the remaining had been out of the base for at least 5 months.

For micro, small and medium companies, Brasil Telecom maintained its strategy of converging operations by strengthening sales channels and launching targeted products and services, such as the Brasil Total Negócios convergent offering. The corporate and government markets contributed to elevate the advanced voice products’ base, like DDR and PABX Virtual Net.

February 10, 2009	3

Broadband

In the 4Q08, Brasil Telecom added 43,600 ADSL users to its base, which totaled 1,805,500 at the close of the quarter, up by 15.2% over the close of the 4Q07. ADSL penetration (ADSL/LIS) came to 22.2% in the 4Q08, versus 19.5% in the 4Q07.

Moving forward with the expansion of its broadband network, Brasil Telecom reached 82.5% of the municipalities with ADSL coverage - the highest percentage among Brazilian operators. Close to 70% of Brasil Telecom’s network is prepared to offer ADSL 2+, a broadband technology that provides access speeds of up to 24 Mbps.

Mobile Telephony

Brasil Telecom’s mobile telephony client base reached 5,605,000 users in service in the 4Q08, with 1,342,300 net additions in the year, or up by 31.5% on the 4Q07. The Company recorded 1,354,600 gross additions in the quarter, 61.8% up on the 4Q07, the highest in its history. This result was fueled by the success of the Christmas campaign and the strategy of reinforcing the retail promotion team.

By the end of the 4Q08, the client base comprised 978,900 post-paid subscribers, 14.4% more than in the 4Q07, chiefly due to (i) adhesions to 3G offerings, especially the 3GMais broadband product, (ii) adhesions to Pluri packages, and (iii) reduction of the migration from the hybrid to the pre-paid plan. At the end of 2008, Brasil Telecom had 100,900 3G clients, including mobile and Banda Larga 3GMais no Computador clients (3G broadband in your computer).

The pre-paid client base totaled 4,626,100 in the 4Q08, 35.8% higher than in the 4Q07, chiefly due to the growth in sales volume in 2008. It the last quarters, new sales records were broken, with most of the growth concentrated in the prepaid segment. Prepaid sales growth was fueled by: (i) the success of the Volta do Pula-Pula campaign in April 2008, (ii) the strategy of reinforcing the retail promotion team and intensifying advertising campaigns, and (iii) the development of a channel focused on SIM card sales and the unblocking of handsets.

February 10, 2009	4

Table 2 – Operating Indicators

	4Q07	1Q08	2Q08	3Q08	4Q08	QoQ	YoY

Fixed Telephony

(a) Lines in Service ('000)	8,033.9	8,036.3	8,104.5	8,198.3	8,127.0	-0.9%	1.2%
Residential (%)	73.0%	72.8%	72.3%	72.0%	71.7%	-0.3 p.p.	-1.3 p.p.
Commercial (%)	15.3%	15.4%	15.7%	15.8%	15.9%	0.1 p.p.	0.7 p.p.
Public Telephones (%)	3.5%	3.5%	3.5%	3.4%	3.4%	0.0 p.p.	-0.1 p.p.
Others (%)	8.3%	8.4%	8.5%	8.8%	8.9%	0.2 p.p.	0.7 p.p.
Average Subscriber Base ('000)	8,049.1	8,035.1	8,070.4	8,151.4	8,162.6	0.1%	1.4%
Alternative Plans ('000)	3,543.0	3,603.8	3,736.5	4,052.3	4,165.7	2.8%	17.6%
Proportion of Lines in Service (%)	44.1%	44.8%	46.1%	49.4%	51.3%	1.8 p.p.	7.2 p.p.
Wireline ARPU (R$)	82.2	78.9	76.8	75.2	73.9	-1.8%	-10.2%

Broadband Services

(b) Broadband Subscribers ('000)	1,567.8	1,637.3	1,709.8	1,761.9	1,805.5	2.5%	15.2%
Proportion of Lines in Service (%)	19.5%	20.4%	21.1%	21.5%	22.2%	0.7 p.p.	2.7 p.p.
Average Subscriber Base ('000)	1,545.5	1,602.5	1,673.5	1,735.9	1,783.7	2.8%	15.4%
ADSL ARPU (R$)	50.0	48.0	50.2	50.7	48.8	-3.7%	-2.3%

Wireless Services

(c) Mobile Subscribers ('000)	4,262.7	4,577.6	5,015.4	5,245.9	5,605.0	6.8%	31.5%
Proportion of Pre-Paid Plans (%)	79.9%	81.9%	83.4%	82.9%	82.5%	-0.4 p.p.	2.6 p.p.
Proportion of Post-Paid Plans (%)	20.1%	18.1%	16.6%	17.1%	17.5%	0.4 p.p.	-2.6 p.p.
Average Subscriber Base ('000)	4,143.2	4,420.1	4,796.5	5,130.7	5,425.5	5.7%	30.9%
Market Share - Region II (%)	13.2%	13.7%	14.3%	14.3%	0.0%	-14.3 p.p.	-13.2 p.p.
Proportion of Net Additions in Region II (%)	12.0%	28.1%	25.1%	14.4%	16.2%	1.8 p.p.	4.2 p.p.
Year Churn rate (%)	57.8%	32.0%	42.2%	50.9%	73.4%	22.5 p.p.	15.6 p.p.
Mobile ARPU (R$)	29.1	24.1	23.5	23.4	22.4	-4.3%	-23.1%

RGU - Revenue Generating Unit (a+b+c)
('ooo)	13,864.4	14,251.1	14,829.8	15,206.1	15,537.5	2.2%	12.1%

3) CONSOLIDATED RESULTS:

3.1) Revenue:

Consolidated gross revenue totaled R$4,465.9 million in the 3Q08, R$139.9 million (+3.2%) higher than in the 3Q08 and R$335.8 million (+8.1%) higher than in the 4Q07. In this quarter, revenue from mobile telephony services and data communication services grew by 7.7% and 8.0%, respectively. It is also worth noting the rise in local service revenue. In year-on-year terms, the increase in consolidated gross revenue was due to mobile telephony and data communication services.

Revenue from data communication services accounted for 23.8% of consolidated gross revenue at the end of the 4Q08 (22.8% in the 3Q08 and 17.8% in the 4Q07).

February 10, 2009	5

Table 3 – Consolidated Gross Revenue

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	Chg. %

GROSS REVENUES	4,130.2	4,326.0	4,465.9	3.2%	8.1%	15,997.4	17,007.1	6.3%

FIXED TELEPHONY	2,852.0	2,800.8	2,814.7	0.5%	-1.3%	11,204.4	11,148.2	-0.5%

Local Service	1,659.3	1,654.9	1,692.4	2.3%	2.0%	6,566.3	6,549.7	-0.3%

Subscription	909.1	926.3	957.9	3.4%	5.4%	3,539.3	3,675.5	3.8%
Activation	3.2	2.8	2.6	-6.3%	-18.0%	16.4	10.9	-33.2%
Local Traffic	254.7	227.3	225.8	-0.7%	-11.3%	1,101.4	919.8	-16.5%
VC-1	487.5	494.0	501.7	1.6%	2.9%	1,878.2	1,926.1	2.5%
Lease of Facilities	0.3	0.3	0.3	-10.3%	-8.1%	1.2	1.1	-2.4%
Other	4.4	4.1	4.1	-1.0%	-8.0%	29.8	16.3	-45.2%

Public Telephony	137.8	106.2	114.0	7.4%	-17.3%	546.0	474.7	-13.1%

Long Distance Service	743.5	712.7	663.4	-6.9%	-10.8%	2,947.5	2,852.6	-3.2%

Intra-Sector	218.0	206.5	200.6	-2.9%	-8.0%	863.5	834.6	-3.3%
Intra-Region	63.7	60.9	61.1	0.3%	-4.1%	264.2	247.2	-6.4%
Inter-Region	58.6	60.7	54.8	-9.7%	-6.6%	241.1	232.2	-3.7%
International	11.0	12.7	8.3	-34.1%	-24.1%	43.9	42.7	-2.6%
VC-2	199.1	193.0	183.3	-5.0%	-8.0%	788.5	778.8	-1.2%
Fixed Origin	75.7	77.9	75.0	-3.7%	-0.9%	292.3	300.4	2.8%
Mobile Origin	123.4	115.1	108.2	-5.9%	-12.3%	496.1	478.4	-3.6%
VC-3	193.2	179.0	155.4	-13.2%	-19.6%	746.3	717.1	-3.9%
Fixed Origin	95.6	91.4	81.3	-11.0%	-14.9%	365.6	353.8	-3.2%
Mobile Origin	97.6	87.6	74.1	-15.5%	-24.1%	380.7	363.3	-4.6%
Interconnection	107.8	101.4	98.8	-2.5%	-8.3%	357.7	373.8	4.5%

Fixed-Fixed	75.0	51.6	54.5	5.6%	-27.3%	243.2	210.0	-13.7%
Mobile-Fixed	32.8	49.7	44.3	-10.9%	35.1%	114.4	163.9	43.2%

Lease of Means	95.5	112.4	128.4	14.3%	34.5%	357.9	449.4	25.6%

Supplementary and Value
Added Services	99.3	106.0	110.2	4.0%	10.9%	394.0	417.2	5.9%

Other	8.8	7.4	7.4	0.3%	-15.3%	35.2	30.7	-12.7%

MOBILE TELEPHONY	542.9	540.4	587.6	8.7%	8.2%	2,023.7	2,120.1	4.8%

Services	468.1	481.9	519.2	7.7%	10.9%	1,753.2	1,894.4	8.1%
Subscription	104.2	100.6	105.7	5.0%	1.4%	433.6	401.7	-7.3%
Utilization	151.5	170.7	185.9	9.0%	22.7%	547.1	642.1	17.4%
Additional for Calls Received	1.8	1.5	0.9	-41.3%	-52.3%	6.8	5.5	-19.3%
Roaming	2.7	2.3	4.4	94.0%	66.1%	16.1	16.4	2.3%
Interconnection	171.7	169.0	168.8	-0.1%	-1.7%	624.7	662.2	6.0%
Other Services	4.9	2.4	4.1	68.8%	-17.3%	20.6	11.9	-42.2%
Data Communications	31.4	35.5	49.4	39.3%	57.6%	104.4	154.4	47.9%
Merchandise Sales (Handsets	74.8	58.5	68.4	16.9%	-8.6%	270.5	225.7	-16.6%
and Accessories)

DATA COMMUNICATIONS	735.3	984.8	1,063.7	8.0%	44.7%	2,769.2	3,738.9	35.0%

Deductions	(1,254.1)	(1,484.4)	(1,596.0)	7.5%	27.3%	(4,938.8)	(5,710.3)	15.6%
% of Gross Revenue	30.4%	34.3%	35.7%	1.4 p.p.	5.4 p.p.	30.9%	33.6%	2.7 p.p.

NET REVENUES	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%

Net Service Revenues	2,822.8	2,802.8	2,820.0	0.6%	-0.1%	10,886.9	11,139.6	2.3%
Net Handsets Revenues	53.3	38.8	49.9	28.7%	-6.2%	171.6	157.2	-8.4%

Wireline:

Gross revenue from wireline grew by 0.5% quarter-on-quarter and fell 1.3% year-on-year. Compared to the previous quarter, the increase in local service revenue (subscription and VC1) and lease of facilities offset declines in long-distance revenue (wireline-wireline and mobile-originated) and public telephony.

February 10, 2009	6

Local Service:

Revenue from local service rose by 2.3% over the previous quarter, reflecting the R$31.6 million increase in subscriptions, chiefly due to a higher adhesion to alternative plans, especially service packages. In year-on-year terms, this line climbed by 2.0% mainly as a result of the R$48.8 million increase in subscriptions, partially offset by the R$28.9 million decline in local traffic revenue. It is also worth noting the positive influence of the tariff adjustment in July 2008 (3.01%) .

Long-distance Services (LD):

Gross revenue from long-distance calls totaled R$663.4 million, 10.8% down on the 4Q07 due to the decline of 14.3% and 23.2% in VC-2 and VC-3 traffic, respectively.

Long-distance	The decline of 3.6% over the 3Q08 and 7.0% over the 4Q07 was chiefly due to traffic trends. In addition, it is worth mentioning that the lower traffic was partially offset by the tariff adjustment of July 2008 (3.01%).
wireline-wireline +
mobile-originated
(LD and international)

Wireline-mobile LD	Wireline-mobile long-distance revenue (VC2/VC3) dropped by 9.0% and 13.7% compared to the 3Q08 and the 4Q07, reflecting period traffic reduction. This reduction was due to lower use of Value Added Services, that usually stimulate this traffic.
(VC2/VC3)

Interconnection:

Wireline interconnection revenue stood at R$54.5 million, 5.6% up on the 3Q08 and 27.3% down on the 4Q07 due to mobile operator offerings featuring promotions encouraging mobile-mobile traffic, partially offset by the increase in the wireline network interconnection tariff (TU-RL) in July 1008 (+3.01%) .

Data Communication Services:

Revenue from data communication services totaled R$1,063.7 million, 8.0% up on the 3Q08 and 44.7% up on the 4Q07 chiefly due to the ADSL base growth and migration to higher-speed plans.

Public Telephony:

Revenue from public telephones (TUP) totaled R$114.0 million, 7.4% higher than in the previous quarter and 17.3% lower than in the same quarter in the previous year, chiefly due to the growth of the prepaid mobile client base, in addition to the increase in the number of Total Control, who used to be public telephony service users.

February 10, 2009	7

Mobile Telephony:

Gross revenue from mobile telephony totaled R$587.6 million, up by 8.7% or R$47.6 million quarter-on-quarter and up by 8.2% year-on-year chiefly due to:

  Higher utilization revenue of R$185.9 million in the quarter due to increased traffic and the larger average user base.
  Data communication revenue rose by R$18.0 million or 39.3% quarter-on-quarter and 57.6% year- on-year chiefly due to the 3G growth.
  Revenue from handset sales totaled R$68.4 million, 16.9% up on the 3Q08 and 8.6% down on the 4Q07 due to higher SIM card sales.

Mobile telephony ARPU amounted to R$22.4, 4.3% down on the 3Q08 and 23.1% down on the 4Q07 chiefly due to the hefty prepaid base growth.

3.2) Operating Costs and Expenses:

Brasil Telecom’s consolidated operating costs and expenses (excluding depreciation/amortization) totaled R$1,939.2 million, 2.8% higher than in the 3Q08 and 2.7% lower than in the 4Q07. The quarter-on-quarter upturn was chiefly due to the increase of R$78.2 million in personnel costs and expenses (+40.0%) and R$19.5 million in provisions for contingencies (+9.1%), partially offset by the decline of R$89.6 million in interconnection costs (-14.6%) and R$30.1 million in third-party services (-5.2%) .

February 10, 2009	8

Table 4 – Operating Costs and Expenses

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	Chg. %

GROSS REVENUES	4,130.2	4,326.0	4,465.9	3.2%	8.1%	15,997.4	17,007.1	6.3%

Deductions	(1,254.1)	(1,484.4)	(1,596.0)	7.5%	27.3%	(4,938.8)	(5,710.3)	15.6%

NET REVENUES	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%

Costs	(1,627.7)	(1,520.1)	(1,587.9)	4.5%	-2.4%	(6,383.2)	(6,209.4)	-2.7%

Personnel	(60.8)	(86.6)	(98.2)	13.3%	61.3%	(184.4)	(367.6)	99.3%
Materials	(91.1)	(65.1)	(94.0)	44.4%	3.2%	(325.4)	(300.7)	-7.6%
Subcontracted Services	(846.5)	(806.0)	(768.6)	-4.6%	-9.2%	(3,252.9)	(3,173.3)	-2.4%
Interconnection	(613.9)	(559.9)	(524.3)	-6.4%	-14.6%	(2,318.9)	(2,202.7)	-5.0%
Others	(232.7)	(246.1)	(244.3)	-0.7%	5.0%	(934.0)	(970.6)	3.9%
Depreciation and Amortization	(476.8)	(407.7)	(402.1)	-1.4%	-15.7%	(2,033.0)	(1,683.1)	-17.2%
Others	(152.4)	(154.6)	(225.0)	45.5%	47.6%	(587.5)	(684.7)	16.5%

GROSS PROFIT	1,248.4	1,321.5	1,282.0	-3.0%	2.7%	4,675.4	5,087.4	8.8%

Sales Expenses	(303.6)	(246.5)	(274.6)	11.4%	-9.5%	(1,137.4)	(994.3)	-12.6%

Personnel	(64.9)	(68.0)	(70.2)	3.3%	8.2%	(250.2)	(263.8)	5.4%
Materials	(15.9)	(22.9)	(37.2)	62.4%	134.6%	(50.8)	(90.8)	79.0%
Subcontracted Services	(199.7)	(132.6)	(152.7)	15.1%	-23.5%	(735.6)	(547.0)	-25.6%
Advertising and Marketing	(64.8)	(45.5)	(50.2)	10.2%	-22.6%	(164.4)	(178.3)	8.4%
Others	(135.0)	(87.1)	(102.6)	17.7%	-24.0%	(571.2)	(368.7)	-35.5%
Depreciation and Amortization	(4.8)	(4.7)	4.8	N.A.	N.A.	(19.1)	(9.2)	-52.0%
Others	(18.3)	(18.3)	(19.3)	5.4%	5.5%	(81.8)	(83.5)	2.1%

General and Administrative Expenses	(244.9)	(211.8)	(282.6)	33.4%	15.4%	(825.0)	(972.3)	17.9%

Personnel	(63.0)	(56.4)	(100.8)	78.8%	59.9%	(203.0)	(269.8)	32.9%
Materials	(1.1)	(0.6)	(0.6)	10.9%	-42.2%	(2.8)	(2.6)	-8.2%
Subcontracted Services	(170.1)	(144.8)	(171.0)	18.1%	0.5%	(613.8)	(655.8)	6.8%
Depreciation and Amortization	(6.1)	(5.8)	(5.6)	-3.9%	-8.9%	4.7	(25.7)	N.A.
Others	(4.6)	(4.2)	(4.6)	9.1%	1.3%	(10.0)	(18.4)	83.6%

Information Technology	(134.7)	(121.6)	(85.9)	-29.4%	-36.3%	(510.8)	(455.5)	-10.8%

Personnel	(6.6)	(7.0)	(4.3)	-37.9%	-33.8%	(24.4)	(25.9)	6.2%
Materials	(0.2)	(0.3)	(0.3)	16.9%	33.0%	(1.3)	(1.1)	-11.2%
Subcontracted Services	(45.4)	(40.4)	(35.2)	-12.9%	-22.6%	(149.3)	(151.7)	1.7%
Depreciation and Amortization	(79.4)	(63.8)	(64.0)	0.3%	-19.4%	(302.9)	(266.0)	-12.2%
Others	(3.1)	(10.2)	18.0	N.A.	N.A.	(33.0)	(10.8)	-67.4%

Provisions and Losses	(298.0)	(274.0)	(289.7)	5.8%	-2.8%	(998.9)	(1,080.8)	8.2%

Doubtful Accounts	(83.8)	(97.9)	(56.0)	-42.7%	-33.1%	(348.0)	(370.2)	6.4%
Contingencies	(214.2)	(176.1)	(233.7)	32.7%	9.1%	(650.9)	(710.5)	9.2%

Other Operating Revenues (Exp.)	25.7	(18.7)	91.1	N.A.	254.8%	140.9	279.3	98.3%

Goodwill Amortization	(23.6)	(23.6)	(23.6)	0.1%	0.0%	(91.4)	(88.8)	-2.9%
Others	49.3	4.9	114.7	N.A.	132.7%	232.3	368.1	58.5%

EARNINGS BEFORE FINANCIAL RESULT
(EBIT)	292.8	448.9	440.2	-1.9%	50.4%	1,344.1	1,863.9	38.7%

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	Chg. %

OPERATING COSTS AND EXPENSES	(1,992.5)	(1,887.1)	(1,939.2)	2.8%	-2.7%	(7,272.8)	(7,360.2)	1.2%

Personnel	(195.3)	(218.0)	(273.5)	25.5%	40.0%	(662.1)	(927.1)	40.0%
Materials	(108.3)	(88.9)	(132.2)	48.8%	22.0%	(380.2)	(395.2)	3.9%
Subcontracted Services	(583.2)	(518.4)	(553.1)	6.7%	-5.2%	(2,268.3)	(2,146.8)	-5.4%
Interconnection	(613.9)	(559.9)	(524.3)	-6.4%	-14.6%	(2,318.9)	(2,202.7)	-5.0%
Advertising and Marketing	(64.8)	(45.5)	(50.2)	10.2%	-22.6%	(164.4)	(178.3)	8.4%
Provisions and Losses	(298.0)	(274.0)	(289.7)	5.8%	-2.8%	(998.9)	(1,080.8)	8.2%
Others	(129.1)	(182.5)	(116.2)	-36.3%	-9.9%	(480.0)	(429.2)	-10.6%

Interconnection:

Interconnection costs totaled R$524.3 million in the quarter, down by 6.4% or R$35.6 million on the 3Q08 and 14.6% or R$89.6 million on the 4Q07. This decline was due to the growth in the Company’s mobile base and integrated service offerings.

February 10, 2009	9

Personnel:

Personnel costs and expenses rose by R$55.5 million quarter-on-quarter and R$78.2 million year-on-year chiefly due to the increase in the Company’s headcount.

At the end of the 4Q08, the Brasil Telecom group had 20,451 employees, 3,700 more than in the 4Q07, chiefly due to the impact of the Internet Group’s (IG) call center internalization during the 2Q08 and the increase in the number workstations in order to comply with Decree Nr. 6,523, in effect as of the 4Q08. Excluding the call center operation, Brasil Telecom's headcount dropped by 0.7% in the period.

EMPLOYEES	4Q07	3Q08	4Q08	QoQ	YoY

Number of Employees - Call Center	10,866	11,868	14,590	22.9%	34.3%
Number of Employees - Fixed Telephony	5,287	5,158	5,217	1.1%	-1.3%
Number of Employees - Mobile Telephony	616	644	644	0.0%	4.5%

TOTAL	16,769	17,670	20,451	15.7%	22.0%

Materials:

Material costs and expenses totaled R$132.2 million in the 4Q08, up by 48.8% on the 3Q08 and 22.0% on the 4Q07 due to an increase in handset costs as a result of the period exchange rate impact.

Third-party services:

Third-party costs and expenses were R$34.7 million or 6.7% up quarter-on-quarter and R$30.1 million or 5.2% down year-on-year chiefly due to the reduction of R$38.8 million in call center services thanks to its internalization at the end of 2007;

Marketing and Advertising:

Advertising expenses totaled R$50.2 million in the quarter, up by 10.2% on the 3Q08, chiefly due to the Christmas campaigns.

Provisions for Doubtful Accounts (PDA):

Provisions for doubtful accounts totaled R$56.0 million, 42.7% down on the 3Q08 and 33.1% down on the 4Q07 chiefly due to: i) the recovery of values in the Christmas campaign; ii) the decline in retail client default rates; and iii) more efficient collection procedures for the government and corporate segments. The ratio between PDA and gross revenue came to 1.3%, 0.7 p.p. down on the 4Q07.

Other Operating Revenue (Expenses):

Other operating revenues (expenses) totaled R$91.1 million positive, reflecting a variation of R$65.4 million. The update of actuarial provisions which occurred during the 4Q07 contributed to this raise.

February 10, 2009	10

3.3) Other Items in the Consolidated Result:

EBITDA:

The quarter’s consolidated EBITDA totaled R$930.8 million, 2.5% down on the 3Q08 and 5.3% up on the 4Q07. The consolidated EBITDA margin stood at 32.4% in the 4Q08, versus 30.7% in the same period the year before.

EBITDA from mobile operations has reached R$59.6 million in the 4Q08. The quarter’s EBITDA margin came to 11.7%, 10.3 p.p. up over the same period of 2007.

Table 6 – EBITDA x EBIT x Net Income

	Quarter			Year

R$ Million	4Q07	3Q08	4Q08	2007	2008

EBITDA	887	950	931	3,786	3,937

Depreciation and Amortization	(591)	(506)	(491)	(2,442)	(2,073)

EBIT	297	444	440	1,344	1,864

Net Financial (Income) Expenses	57	(55)	(98)	(50)	(154)
Minority Interest	(65)	(65)	(62)	(262)	(337)
Income Tax and Social Contribution	(91)	(160)	(165)	(359)	(591)

Net Earnings	198	164	115	673	782

Non-operating Result:

In the 4Q08, the non-operating result was a net expense of R$202.1 million. Excluding the effects of interest on equity, the variation would have been negative by R$38.5 million over the 3Q08 and R$159.5 million over the 4Q07, as analyzed below:

Consolidated financial revenue came to R$300.1 million, R$22.7 million down year-on-year chiefly due to the positive effect of recovered taxes in the 4Q07.

Financial expenses totaled R$398.5 million, R$136.8 million higher than in the 4Q07, as detailed below:

(i) Interest on loans and financings stood at R$115.6 million, up by R$27.4 million in comparison with the 4Q07 chiefly due to the increase in local-currency debt (BNDES).
(ii) Net exchange rate effect on loans and financings was negative by R$111.7 million in the 4Q08 due to:

(a) Negative net result of R$174.1 million with the FX variation on debt denominated in foreign currencies due to the increase in the dollar (+22.0%) and the yen (+43.5%) over the real in the 4Q08. In the 4Q07, there was an exchange rate gain of R$17.3 million due to the decline in the dollar (-3.7%) and the yen (-1.1%) over the real.

(b) Positive net result of R$62.4 million from exchange rate swaps in the 4Q08, due to the decline of the real against the yen. In the 4Q07, there was a loss of R$17.7 million caused by the increase of the real in that period.

February 10, 2009	11

Table 7 – Non-operating Result

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	Chg. %

Financial Revenue	322.8	200.9	300.1	49.4%	-7.0%	773.8	887.6	14.7%

Local Currency	326.8	191.0	243.3	27.4%	-25.5%	769.5	812.2	5.6%
Foreign Currency	(4.0)	9.9	56.8	475.4%	N.A.	4.3	75.4	N.A.

Financial Expenses	(261.7)	(260.8)	(398.5)	52.8%	52.3%	(823.8)	(1,041.2)	26.4%

Local Currency	(241.7)	(174.4)	(234.1)	34.2%	-3.1%	(735.4)	(760.7)	3.4%
Foreign Currency	(20.0)	(86.4)	(164.4)	90.3%	N.A.	(88.4)	(280.5)	217.4%

Interest on Equity	(183.2)	-	(103.8)	N.A.	-43.4%	(451.0)	(371.0)	-17.7%

Net Financial Income (Expenses)	(122.1)	(59.9)	(202.1)	237.2%	65.6%	(501.0)	(524.6)	4.7%

Depreciation/Amortization:

Depreciation and amortization costs totaled R$490.5 million in the 4Q08, 17.0% down on the 4Q07 due to the increase in fully depreciated assets.

Net Result:

Consolidated net income stood at R$115.3 million in the 4Q08, 29.7% down on the 3Q08, mainly due to the negative effect of R$38.4 million on the net non-operating result (excluding the effects of interest on equity).

Net income dropped by R$82.4 million year-on-year due to:

  EBITDA increase of R$47.2 million in the 4Q08, impacted by the decline in operating costs and expenses;
  Reduction of R$100.3 million in depreciation expenses due to the increase in fully-depreciated assets;
  Negative effect of R$159.5 million in the net financial result (excluding the effects of interest on equity);
  Increase of R$73.8 million in provisions for income and social contribution taxes.

Brasil Telecom S.A.’s (operating company) net income stood at R$188.5 million (net margin of 6.6%), down by 5.2% and 5.6% over the 3Q08 and the 4Q07, respectively.

Brasil Telecom’s mobile operations recorded a loss of R$16.0 million, versus losses of R$25.8 million in the 3Q08 and R$45.0 million in the 4Q07.

February 10, 2009	12

Table 8 – Net Income

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

BRP Consolidated

Net Earnings	197.7	164.1	115.3	-29.7%	-41.7%	673.2	782.2	16.2%
Net Margin	6.9%	5.8%	4.0%	-1.8 p.p.	-2.9 p.p.	6.1%	6.9%	0.8 p.p.
Earnings per Share (R$)	0.5454	0.4527	0.3182	-29.7%	-41.7%	1.8571	2.1579	16.2%
Earnings per ADR (US$)	1.5395	1.1825	0.6807	-42.4%	-55.8%	5.2422	4.6167	-11.9%

BTSA Consolidated

Net Earnings	199.6	198.7	188.5	-5.2%	-5.6%	800.0	1,029.8	28.7%
Net Margin	6.9%	7.0%	6.6%	-0.4 p.p.	-0.4 p.p.	7.2%	9.1%	1.9 p.p.
Earnings per Share (R$)	0.3648	0.3629	0.3442	-5.2%	-5.6%	1.4619	1.8809	28.7%
Earnings per ADR (US$)	0.6178	0.5688	0.4419	-22.3%	-28.5%	2.4759	2.4145	-2.5%

BRT Móvel - Mobile Operation

Net Earnings	(45.0)	(25.8)	(16.0)	-38.1%	-64.5%	(155.9)	(126.0)	-19.2%
Net Margin	-9.3%	-5.4%	-3.1%	2.2 p.p.	6.2 p.p.	-8.9%	-6.7%	2.2 p.p.

4) DEBT, CAPEX AND CASH FLOW:

4.1) Debt:

Consolidated net debt totaled R$1,371.5 million, R$192,100 up quarter-on-quarter and R$862,800 up year-on-year, equivalent to 0.3x the EBITDA for the last twelve months. The year-on-year net debt increase was chiefly due to the payment of dividends/interest on equity and the reduction in working capital.

On December 31, 2008, the Company’s gross debt totaled R$4,856.8 million, R$779.9 million of which in foreign currency, including R$399.2 million which is not hedged, leading to a net exposure of US$170.8 million.

In the 4Q08, the Company's consolidated gross debt rose by R$594.2 million chiefly due to R$560.0 million in BNDES funding.

Due to the change in the Company’s shareholding control, Brasil Telecom S.A. informed, through a Notice to Debenture-Holders, on the terms of the General Debentures-Holders’ Meeting held on December 17, 2008, and Brasil Telecom S.A. and Telemar Norte Leste S.A.’s Board of Directors Meetings held on January 26, 2009, that it has decided to (i) change the debenture remuneration from “104.0% of the DI (interbank) rate” to “capitalized DI rate of a spread of 3.5% p.a.” and (ii) acquire debentures from debenture-holders who manifest their wish to sell them. Given that the issuer has not been contacted by any debenture-holder about this matter during the period determined in the Notice, all the debentures remained in the market.

February 10, 2009	13

The gross debt maturity schedule for the coming years is as follows:

Table 9 – Gross Debt Amortization Schedule

Maturity	2010	2011	2012	2013	2014	2015 onwards

% Long Term Debt	20.8%	22.4%	18.7%	18.7%	16.1%	3.2%

Table 10 - Debt (end of the period)

Debt (R$ Million)	4Q07	3Q08	4Q08	QoQ	YoY

Short Term	511.8	636.5	731.4	14.9%	42.9%

In R$	279.7	405.3	490.7	21.1%	75.4%
In Foreign Currency	90.8	88.5	140.9	59.2%	55.1%
In US$	21.7	12.3	28.1	128.7%	29.9%
In Yen	69.2	76.1	112.7	48.0%	63.0%
In Currency Basket	28.7	31.7	39.2	23.5%	36.5%
Derivatives - Liabilities	118.8	119.2	89.9	-24.5%	-24.3%
Derivatives - Asset	6.2	8.2	29.2	257.8%	369.3%

Long Term	3,890.4	3,626.2	4,125.4	13.8%	6.0%

In R$	3,005.3	2,910.3	3,302.4	13.5%	9.9%
In Foreign Currency	531.3	500.3	639.1	27.7%	20.3%
In US$	364.2	386.6	473.7	22.5%	30.1%
In Yen	167.1	113.8	165.3	45.3%	-1.0%
In Currency Basket	66.0	49.7	51.8	4.1%	-21.6%
Derivatives - Liabilities	287.8	165.8	132.2	-20.3%	-54.1%
Derivatives - Asset	-	-	-	N.A.	N.A.

Total Debt	4,402.1	4,262.6	4,856.8	13.9%	10.3%

(-) Cash and Cash Equivalents	730.0	434.3	2,709.8	N.A.	271.2%
(-) Financial Investments	3,163.5	2,648.9	775.5	-70.7%	-75.5%

Net Debt	508.6	1,179.4	1,371.5	16.3%	169.6%

4.2) Capex:

Consolidated investments totaled R$1,097.6 million in the quarter, 80.5% up quarter-on-quarter and 80.3% up year-on-year. Of this total, R$709.3 million (64.6%) went to wireline and R$388.4 million (35.4%) went to mobile telephony.

Investments in mobile telephony rose by R$242.0 million (+165.3%) year-on-year, chiefly due to the 3G expansion.

February 10, 2009	14

Investments in wireline grew by R$246.8 million year-on-year, the highest investment volume. This increase was chiefly due to: (i) the expansion of the data network (+R$46.7 million), (ii) the expansion of the transmission backbone (+R$53.2 million), (iii) the expansion of the intelligent network (+R$16.8 million), (iv) information technology (+R$17.3 million) and (v) regulatory issues (+R$159.4 million), partially offset by lower investments in network operations.

Table 11 - Investments

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

Fixed Telephony	462.5	418.2	709.3	69.6%	53.4%	1,120.0	1,533.3	36.9%

Network Expansion	168.4	135.6	289.5	113.5%	71.9%	457.0	578.5	26.6%
Network Operation	66.5	93.9	23.3	-75.2%	-65.0%	224.5	230.2	2.5%
Public Telephony	(1.0)	0.5	0.6	12.2%	N.A.	1.8	6.0	228.2%
Information Technology	74.9	30.7	92.2	199.9%	23.1%	127.0	143.3	12.8%
Others	153.7	157.4	303.8	93.0%	97.7%	309.7	575.3	85.8%

Wireless	146.4	190.0	388.4	104.4%	165.3%	278.8	1,144.6	310.5%

TOTAL	608.8	608.1	1,097.6	80.5%	80.3%	1,398.8	2,677.9	91.4%

CASH FLOW CONCILIATION	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

Variation of Economic and Financial Investment	(244.0)	(30.5)	(834.8)	N.A.	242.1%	(81.0)	(1,239.5)	N.A.

INVESTMENT CASH FLOW	364.8	577.7	262.9	-54.5%	-28.0%	1,317.8	1,438.4	9.2%

February 10, 2009	15

4.3) Cash Flow:

Table 12 – Cash Flow

			Quarter				Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

OPERATING ACTIVITIES

(+) Earnings Before Inocme And Social Contribution Taxes	376.0	388.9	341.9	-12.1%	-9.1%	1,294.1	1,710.3	32.2%

(+) Items with no Cash Effects	909.6	1,014.3	981.9	-3.2%	8.0%	3,820.6	3,801.3	-0.5%

Depreciation and Amortization	556.9	505.6	490.5	-3.0%	-11.9%	2,441.7	2,072.8	-15.1%
Losses with Accounts Receivables	83.8	97.9	56.0	-42.7%	-33.1%	348.0	370.2	6.4%
Provision for Contingencies	214.2	176.1	233.7	32.7%	9.1%	650.9	710.5	9.2%
Provision for Pension Funds	77.4	52.9	(4.5)	N.A.	N.A.	89.7	81.3	-9.3%
Recovery of Pension Funds Expenses - Surplus	(81.2)	-	(61.1)	N.A.	-24.8%	(81.2)	(61.1)	-24.8%
Taxe Recovery	(69.8)	-	-	N.A.	N.A.	(69.8)	-	N.A.
Results from the Write-off of Permanent Assets	21.8	(16.0)	17.4	N.A.	-20.0%	19.4	(38.9)	N.A.
Gains/Losses in Investments	-	(0.0)	(0.0)	-16.0%	N.A.	1.0	43.4	N.A.
Provisioned Financial Expenses	106.5	197.9	249.8	26.2%	134.6%	420.9	623.0	48.0%

(-) Equity Changes	(272.8)	14.8	(438.1)	N.A.	60.6%	(863.6)	(1,173.4)	35.9%

Clients' Accounts Receivable	(15.9)	(120.2)	5.6	N.A.	N.A.	(410.1)	(390.6)	-4.7%
Inventories	5.8	6.7	(8.0)	N.A.	N.A.	31.5	(21.3)	N.A.
Personnel, Charges and Social Benefits	(3.6)	19.7	(24.8)	N.A.	N.A.	25.0	18.1	-27.6%
Accounts Payable and Provisioned Expenses	(99.8)	54.0	(377.7)	N.A.	278.5%	(50.8)	(378.7)	N.A.
Taxes	(34.6)	130.8	(47.5)	N.A.	37.5%	61.3	(135.7)	N.A.
Authorization for Services Exploration	(52.6)	23.8	13.8	-41.8%	N.A.	(101.9)	90.8	N.A.
Provision for Contingencies	(133.4)	(185.4)	(140.8)	-24.1%	5.5%	(469.6)	(451.0)	-4.0%
Provision for Pension Funds	16.0	22.8	18.9	-17.0%	17.8%	(51.1)	(13.3)	-74.0%
Other Assets and Liabilities' Accounts	45.1	62.8	122.4	95.1%	171.3%	102.3	108.5	6.1%

Cash from Operating Activities	1,012.8	1,418.0	885.7	-37.5%	-12.5%	4,251.2	4,338.2	2.0%

Financial Expenses Paid	(119.7)	(140.6)	(131.3)	-6.6%	9.7%	(585.3)	(525.5)	-10.2%
Income and Social Contribution Taxes Paid	(149.6)	(170.3)	(126.5)	-25.7%	-15.4%	(359.0)	(619.9)	72.7%

(=) Net Cash Flow from Operating Activities	743.5	1,107.1	627.9	-43.3%	-15.6%	3,306.9	3,192.8	-3.4%

INVESTMENT ACTIVITIES

Financial Investments	(660.9)	(15.0)	1,872.9	N.A.	N.A.	477.1	2,386.7	400.3%
Funds from Sales of Permanent Assets	45.4	0.4	1.0	128.5%	-97.8%	47.7	78.6	64.8%
Court Deposits	(166.8)	(492.4)	(455.6)	-7.5%	173.2%	(871.8)	(1,756.0)	101.4%
Investments in Permanent Assets	(364.8)	(577.6)	(262.9)	-54.5%	-27.9%	(1,317.7)	(1,438.4)	9.2%

(=) Cash Flow from Investment Activities	(1,147.1)	(1,084.6)	1,155.5	N.A.	N.A.	(1,664.8)	(729.1)	-56.2%

FINANCING ACTIVITIES

Dividens/Interests on Equity paid in the Period	(0.5)	1.2	(2.3)	N.A.	330.6%	(493.2)	(861.9)	74.8%
Loans and Financing	391.4	(34.9)	494.5	N.A.	26.3%	(841.7)	378.0	N.A.
Loans Obtained	600.9	75.0	564.3	N.A.	-6.1%	601.0	739.3	23.0%
Loans Paid	(201.8)	(103.2)	(65.1)	-36.9%	-67.7%	(1,417.0)	(336.4)	-76.3%
Payment of Lease Obligations	(7.7)	(6.8)	(4.8)	-29.4%	-37.9%	(25.7)	(24.9)	-3.1%

(=) Cash Flow from Financing Activities	390.9	(33.7)	492.2	N.A.	25.9%	(1,334.9)	(483.9)	-63.7%

CASH FLOW OF THE PERIOD	(12.7)	(11.2)	2,275.5	N.A.	N.A.	307.3	1,979.8	N.A.

CASH AND CASH EQUIVALENTS

Current Balance	730.0	434.3	2,709.8	N.A.	271.2%	730.0	2,709.8	271.2%
Previous Balance	742.8	445.5	434.3	-2.5%	-41.5%	422.7	730.0	72.7%
Variation	(12.7)	(11.2)	2,275.5	N.A.	N.A.	307.3	1,979.8	N.A.

SUPLEMENTARY INFORMATION TO THE CASH FLOW

Economic and Financial Investment Variation (Property, Plant and Equipment; Intangible; Deferred Assets)	(441.8)	(30.5)	(834.8)	N.A.	89.0%	(82.1)	(1,239.5)	N.A.

February 10, 2009	16

5) RECENT EVENTS:

5.1) Acquisition of Telecom Participações – events occurred in the fourth quarter

A) December 10, 2008: CADE, Oi and BrT sign the APRO

On December 10, 2008, the Brazilian antitrust authority Conselho Administrativo de Defesa Econômica (“CADE”), approved the Agreement for Maintenance of the Reversibility of Operation (Acordo de Preservação de Reversibilidade da Operação – “APRO”) relating to the acquisition of control of Brasil Telecom by Telemar.

According to the APRO entered into with CADE, Telemar Norte Leste S.A. and Brasil Telecom S.A. should submit to CADE's analysis the new authorizations obtained from the National Telecommunications Agency (Agência Nacional de Telecomunicações – “ANATEL”) to explore the frequency ranges associated with WiMax, 3G, and MMDS in any region of the General Concession Plan (“PGO”).

Telemar and Brasil Telecom also agreed to maintain the broadband internet access providers iG and Oi Internet as independent business units until the final decision on the operation is given.

APRO also establishes Telemar's commitment to maintain a free dial-up internet access provider in all the municipalities in which Oi Internet, iG or Ibest already provide this service free of charge.

B) December 19, 2008: Anatel’s Prior Approval and Annex of Conditions

On December 19, the Brazilian Telecommunications Agency (Anatel) granted its prior approval for the acquisition of control of BRT by TMAR through Order 7.828.

Anatel also granted its prior approval for the subsequent corporate acts related to the incorporation of Invitel, Solpart and Brasil Telecom Participações or their shares by Oi.

C) January 8, 2009: TMAR concluded the acquisition of BRT’s control

On January 8, 2009, TMAR announced that, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), it acquired the share control of Brasil Telecom Participações S.A. (BRTP) and Brasil Telecom S.A. (BRTO).

As a result of the acquisition, TMAR became the indirect holder of 81,092,986 common shares issued by BRTP, representing 61.2% of the voting capital stock of BRTP, by means of the payment of an aggregate amount of R$5,371,098,527, equivalent to R$77.04 per share.

The aggregate amount paid is equal to the price agreed pursuant to the Share Purchase and Sale Agreement as adjusted by the fluctuation in the average daily rate of the CDI rate after deducting the aggregate amount of Invitel S.A.’s net debt of R$998,053,465.69 as further adjusted by deducting any dividends and/or interest on shareholders’ equity declared between January 1, 2008 and the closing date. Within 30 days of the date hereof, TMAR, either directly or through its subsidiary, will submit for CVM authorization the registration requirements of its Public Tender Offer for the purchase of BRTP and BRTO voting shares held by their respective minority shareholders, at a minimum offer price equal to 80% of the amount paid for each control share (the “Mandatory Public Tender Offers”), less any future dividends or interest on equity declared, or any future capital reduction approved prior to the settlement date of the Public Tender Offer.

February 10, 2009	17

The Mandatory Public Tender Offers must be registered with the CVM and are required to be disclosed through notices published in Brazil at least 30 days prior to their commencement.

Situation in December 31, 2008

BRP Shares	Capital	Treasury	Controller - Solpart	Copart 1	Free-Float

Common Shares	134,031,688	1,480,800	68,907,150	0	63,643,738
Preferred Shares	229,937,525	0	0	76,645,842	153,291,683

Total	363,969,213	1,480,800	68,907,150	76,645,842	216,935,421

BTM Shares	Capital	Treasury	Controller - BrT Holding	Copart 2	Free-Float

Common Shares	249,597,049	0	247,317,180	0	2,279,869
Preferred Shares	311,353,240	13,457,542	120,911,021	58,956,665	118,028,012

Total	560,950,289	13,457,542	368,228,201	58,956,665	120,307,881

Situation in January 22, 2009

BRP Shares	Capital	Treasury	Controller - Telemar	Free-Float

Common Shares	134,031,688	1,480,800	68,907,150	63,643,738
Preferred Shares	229,937,525	0	76,645,842	153,291,683

Total	363,969,213	1,480,800	145,552,992	216,935,421

BTM Shares	Capital	Treasury	Controller - Telemar	Free-Float

Common Shares	249,597,049	0	247,317,180	2,279,869
Preferred Shares	311,353,240	13,457,542	179,867,686	118,028,012

Total	560,950,289	13,457,542	427,184,866	120,307,881

5,2) Public Hearing to vote the new PGO

On October 16, 2008, Anatel approved the proposal for the new General Plan of Grants (Plano Geral de Outorgas), or PGO, and the General Regulation Update Plan (Plano Geral de Atualização da Regulamentação), or PGR. The proposal for the revision of the PGO was approved by Anatel’s Supervisory Board and submitted to the Ministry of Communications (“MC”). After analyzing it, the MC then forwarded it to the Office of the Chief of Staff in the form of a decree, which, following presidential approval, was issued as Decree 6,654, of November 20, 2008, published in the Diário Oficial da União on November 21, 2008.

This Decree allows fixed switched telecommunications service concessionaires to acquire control of another concessionaire of the same type in a different region, subject to prior approval by ANATEL.

February 10, 2009	18

5.3) Portability – First Results

Number portability for fixed switched telephone services (FSTS) and personal mobile service (PMS) began to be implemented in Brazil on September 1, 2008. According to Anatel’s schedule, the gradual implementation of portability should be concluded by March 2009.

By the end of December, portability had been implemented in nine national code areas where Brazil Telecom operates: 62 (Goiás), 67 (Mato Grosso do Sul), 43 and 44 (Paraná), 68 (Acre), 47, 48 and 49 (Santa Catarina) and 69 (Rondônia). Between September 1 and December 31, 2008, the impact of portability was a loss of 18,400 wireline clients and a gain of 492 mobile clients.

5.4) Adoption of law 11,638/07 and Provisional Measure 449/08 – Financial Instruments

As a result of the aforementioned new regulations, Brasil Telecom began fully complying with Law 11,638/07, the applicable CVM regulations and Provisional Measure 449/08, establishing January 1, 2007 as the transition date and taking the financial statements of December 31, 2006 as the starting point. Pursuant to paragraph one of article 186 of Law 6,404/76, the initial amendments resulting from the adoption of Law 11,638/07 and Provisional Measure 449/08 related to the date of transition are booked in the retained earnings line. Therefore, the financial statements of earlier periods are presented as if the new accounting practices had always been in place. The main changes are:

Financial Instruments

The classification of financial instruments into a certain category should be made at the moment of their initial registration. When the Law is first applied, it is permissible to classify financial instruments on the transition date. Brasil Telecom adopted the classification and measurement rules established by CPC (Accounting Directive) 14 (“Financial Instruments - Booking and Measurement”) on the transition date.

Leasing

On the transition date, leased assets were booked under fixed assets at the lower value between their fair value and the present value of the minimum leasing payments on the agreement’s initial date, adjusted by the accrued depreciation until the transition date. The difference, net of taxes, was booked against retained earnings on the transition date.

Deferred Assets – Pre-Operating and Restructuring Expenses

Law 11,638/07 restricted the booking of deferred assets and Provisional Measure 449/08 extinguished this account. Consequently, Brasil Telecom opted to write off pre-operating expenses and other deferred expenses that were not reclassified under another asset account (intangible assets) on the transition date by booking these amounts against retained earnings or losses, net of taxes.

Stock Options

Brasil Telecom S.A. has payment transactions based on shares (stock options) settled with equity instruments and options settled with cash. On the transition date, the effects of the initial adoption of all the stock options granted by the Company were booked against retained earnings pursuant to CPC 10 (Stock-based payments).

February 10, 2009	19

Tax Effects of the Initial Application of Law 11,638/07 and Provisional Measure 449/08

The tax effects resulting from the adoption of said law and provisional measure were booked in accordance with existing rules, especially in regard to the booking of income and social contribution taxes. The adjustments related to the adoption of Law 11,638/07 include the effects of deferred income and social contribution taxes, whenever applicable.

Retained Earnings

The retained earnings balance from previous fiscal years was transferred to the profit reserve. It is worth noting that this balance had been allocated to the investment reserve, pursuant to the resolutions of the shareholders’ meetings related to each previous fiscal year.

Net Income Reconciliation – Brasil Telecom Participações S.A.

Reconciliation of Net Income (R$ Millions)	2007

Published Net Income (Law 6,404/76)	671.3

Leasing	(3.3)
Share-based Payments	(13.2)
Fair Value of Financial Instruments	(3.5)
Write-off of Deferred Assets	29.2
Income Tax and Social Contribution on Adjustments, net	(6.4)
Effect of Adjustments on Minority Interests	(0.9)

Net Income Adjusted for Law 11,638/07	673.2

Shareholders’ Equity Reconciliation – Brasil Telecom Participações S.A.

Reconciliation of Shareholders’ Equity (R$ Millions)	2007

Published Shareholders’ Equity (Law 6,404/76)	5,246.5

Leasing	(8.1)
Share-based Payments	(13.2)
Fair Value of Financial Instruments	0.3
Write-off of Deferred Assets	(80.7)
Income Tax and Social Contribution on Adjustments, net	31.3
Effect of Adjustments on Minority Interests	23.0

Shareholders’ Equity Adjusted for Law 11,638/07	5,199.1

February 10, 2009	20

6) ATTACHMENTS:

Table 14 – Consolidated Income Statement– Brasil Telecom Participações S.A.

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

GROSS REVENUES	4,130.2	4,326.0	4,465.9	3.2%	8.1%	15,997.4	17,007.1	6.3%

FIXED TELEPHONY	2,852.0	2,800.8	2,814.7	0.5%	-1.3%	11,204.4	11,148.2	-0.5%
Local Service	1,659.3	1,654.9	1,692.4	2.3%	2.0%	6,566.3	6,549.7	-0.3%
Public Telephony	137.8	106.2	114.0	7.4%	-17.3%	546.0	474.7	-13.1%
Long Distance Service	743.5	712.7	663.4	-6.9%	-10.8%	2,947.5	2,852.6	-3.2%
Interconnection	107.8	101.4	98.8	-2.5%	-8.3%	357.7	373.8	4.5%
Lease of Means	95.5	112.4	128.4	14.3%	34.5%	357.9	449.4	25.6%
Supplementary and Value Added Services	99.3	106.0	110.2	4.0%	10.9%	394.0	417.2	5.9%
Other	8.8	7.4	7.4	0.3%	-15.3%	35.2	30.7	-12.7%

MOBILE TELEPHONY	542.9	540.4	587.6	8.7%	8.2%	2,023.7	2,120.1	4.8%

Services	468.1	481.9	519.2	7.7%	10.9%	1,753.2	1,894.4	8.1%
Merchandise Sales (Handsets and Accessories)	74.8	58.5	68.4	16.9%	-8.6%	270.5	225.7	-16.6%

DATA COMMUNICATIONS	735.3	984.8	1,063.7	8.0%	44.7%	2,769.2	3,738.9	35.0%

Deductions	(1,254.1)	(1,484.4)	(1,596.0)	7.5%	27.3%	(4,938.8)	(5,710.3)	15.6%

NET REVENUES	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%

OPERATING COSTS AND EXPENSES	(1,992.5)	(1,887.1)	(1,939.2)	2.8%	-2.7%	(7,272.8)	(7,360.2)	1.2%

Personnel	(195.3)	(218.0)	(273.5)	25.5%	40.0%	(662.1)	(927.1)	40.0%
Materials	(108.3)	(88.9)	(132.2)	48.8%	22.0%	(380.2)	(395.2)	3.9%
Subcontracted Services	(583.2)	(518.4)	(553.1)	6.7%	-5.2%	(2,268.3)	(2,146.8)	-5.4%
Interconnection	(613.9)	(559.9)	(524.3)	-6.4%	-14.6%	(2,318.9)	(2,202.7)	-5.0%
Advertising and Marketing	(64.8)	(45.5)	(50.2)	10.2%	-22.6%	(164.4)	(178.3)	8.4%
Provisions and Losses	(298.0)	(274.0)	(289.7)	5.8%	-2.8%	(998.9)	(1,080.8)	8.2%
Other	(129.1)	(182.5)	(116.2)	-36.3%	-9.9%	(480.0)	(429.2)	-10.6%

EBITDA	883.6	954.5	930.8	-2.5%	5.3%	3,785.7	3,936.7	4.0%

EBITDA Margin	30.7%	33.6%	32.4%	-1.2 p.p.	1.7 p.p.	34.2%	34.8%	0.6 p.p.
Depreciation and Amortization	(590.8)	(505.6)	(490.5)	-3.0%	-17.0%	(2,441.6)	(2,072.8)	-15.1%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	292.8	448.9	440.2	-1.9%	50.4%	1,344.1	1,863.9	38.7%

Financial Result	(122.1)	(59.9)	(202.1)	237.2%	65.6%	(501.0)	(524.6)	4.7%
Financial Revenues	322.8	200.9	300.1	49.4%	-7.0%	773.8	887.6	14.7%
Financial Expenses	(261.7)	(260.8)	(398.5)	52.8%	52.3%	(823.8)	(1,041.2)	26.4%
Interest on Equity	(183.2)	-	(103.8)	N.A.	N.A.	(451.0)	(371.0)	-17.7%

EARNINGS AFTER FINANCIAL RESULT	170.7	388.9	238.1	-38.8%	39.5%	843.1	1,339.3	58.9%

Income and Social Contribution Taxes	(91.0)	(159.7)	(164.8)	3.2%	81.2%	(359.3)	(591.0)	64.5%

EARNINGS BEFORE PROFIT SHARING	79.8	229.2	73.3	-68.0%	-8.1%	483.8	748.4	54.7%

Minority Interest	(65.2)	(65.1)	(61.7)	-5.2%	-5.4%	(261.6)	(337.1)	28.9%

EARNINGS BEFORE REVERSION OF INTEREST ON EQUITY	14.5	164.1	11.6	-93.0%	-20.3%	222.2	411.2	85.1%

Reversion of Interest on Equity	183.2	-	103.8	N.A.	N.A.	451.0	371.0	-17.7%

NET INCOME	197.7	164.1	115.3	-29.7%	-41.7%	673.2	782.2	16.2%

Net Income/shares - R$	0.5454	0.4527	0.3182	-29.7%	-41.7%	1.8571	2.1579	16.2%
Net Income/ADR - US$	1.5395	1.1825	0.8311	-29.7%	-46.0%	5.2422	5.6361	7.5%

February 10, 2009	21

Table 15 – Consolidated Balance Sheet – Brasil Telecom Participações S.A.

Balance Sheet (R$ million)	Dec/07	Dec/08

TOTAL ASSETS	17,388.5	19,437.4

Current	7,462.2	7,591.5
Cash and Cash Equivalents	730.0	2,709.8
Financial Investments	3,163.5	775.5
Accounts Receivables	2,189.7	2,210.1
Inventory	32.7	54.0
Loans and Financing	1.8	1.8
Derivatives	-	29.2
Deferred Taxes Carryforward	834.6	974.0
Court Deposit	329.4	679.0
Other	180.5	158.1

Non-Current Assets	9,926.3	11,845.9

Long Term	2,953.7	4,301.3
Loans and Financing	6.2	5.1
Derivatives	6.2	-
Deferred Taxes Carryforward	1,794.5	1,924.9
Court Deposit	1,069.1	2,230.7
Other	77.7	140.5

Investment	32.2	3.7

Property, Plant and Equipment	5,691.2	5,902.6

Intangible	1,249.1	1,638.3

Balance Sheet	Dec/07	Dec/08

TOTAL LIABILITIES	17,388.5	19,437.4

Current	4,761.8	4,971.0
Salaries and Benefits	103.6	110.2
Accounts Payable and Expenses Provisioned	1,637.2	2,072.3
Indirect Taxes	746.2	669.4
Income Taxes	74.7	66.7
Dividends/Interest on Equity and Profit Sharin	1,097.8	516.5
Loans and Financing	399.2	670.7
Derivatives	118.8	89.9
Authorization for Services Exploration	78.8	160.1
Provisions for Contingencies	197.5	218.5
Provisions for Pension Funds	101.5	148.4
Advances from Customers	63.0	79.2
Other Obligations	143.6	169.1

Non-Current Liabilities	5,624.8	6,658.9

Long Term	5,624.8	6,658.9
Salaries and Benefits	-	11.5
Accounts Payable and Expenses Provisioned	13.5	-
Indirect Taxes	104.2	262.1
Income Taxes	66.9	109.1
Loans and Financing	3,602.6	3,993.2
Derivatives	287.8	132.2
Authorization for Services Exploration	174.6	623.6
Provisions for Contingencies	700.2	714.1
Provisions for Pension Funds	586.3	607.4
Advances from Customers	72.1	189.2
Other Obligations	16.5	16.7

Non-Controlling Shareholders Interest	1,802.7	2,043.9

Shareholders' Equity	5,199.1	5,763.6
Capital Stock	2,596.3	2,596.3
Capital Reserves	309.2	309.2
Profit Reserves	2,293.7	2,858.2

February 10, 2009	22

Table 16 – Balance Sheet – Holding – Brasil Telecom Participações S.A.

Balance Sheet (R$ million)	Dec/07	Dec/08

TOTAL ASSETS	6,039.1	6,146.0

Current	1,959.7	1,639.4
Cash and Cash Equivalents	146.0	1,231.2
Financial Investments	1,316.9	213.6
Deferred Taxes Carryforward	13.7	6.5
Court Deposit	0.0	0.0
Receivable Dividends/Interest on Equity	474.2	185.4
Other	8.9	2.5

Non-Current Assets	4,079.3	4,506.6

Long Term	346.8	308.3
Deferred Taxes Carryforward	341.2	302.6
Court Deposit	5.6	5.7

Investment	3,731.7	4,197.8

Property, Plant and Equipment	0.8	0.5

Intangible	0.0	0.0

Balance Sheet	Dec/07	Dec/08

TOTAL LIABILITIES	6,039.1	6,146.0

Current	824.1	366.4
Salaries and Benefits	0.0	0.0
Accounts Payable and Expenses Provisioned	22.8	11.9
Indirect Taxes	0.0	0.0
Dividends/Interest on Equity and Profit Sharin	725.9	277.9
Provisions for Contingencies	0.0	0.2
Other Obligations	75.4	76.5

Non-Current Liabilities	15.8	15.9

Long Term	15.8	15.9
Indirect Taxes	6.6	4.9
Income Taxes	4.2	7.0
Provisions for Contingencies	5.0	3.7
Other Obligations	-	0.3

Shareholders' Equity	5,199.1	5,763.6
Capital Stock	2,596.3	2,596.3
Capital Reserves	309.2	309.2
Profit Reserves	2,293.7	2,858.2

February 10, 2009	23

Table 17 – Indebtedness – Brasil Telecom Participações S.A.

Description (R$ Million)	Currency	Annual Cost	Maturity	Total Balance	Short Term Balance	Long Term Balance	Long Term %

FOREIGN CURRENCY

Financial Institutions I	US$	Lib6M+0,5%	jul/08 - jul/13	22.6	11.0	11.7	51.6%
Bonds - US$200 MM	US$	9.38%	Feb-14	478.3	17.0	461.3	96.4%
Financial Institutions II	Yen	Jibor6M + 1,92%	Mar-11	277.8	112.4	165.3	59.5%
Financial Institutions III	Yen	3.36%	Feb-09	0.3	0.3	0.0	0.0%
Suppliers I	US$	1.75%	Feb-14	1.0	0.2	0.8	81.2%

Foreign Currency Total				779.9	140.9	639.1	81.9%

LOCAL CURRENCY

BRB - Fixed Line	R$	2.43%	Dec-33	7.3	0.2	7.2	97.9%
BRB - GSM	R$	2.43%	Dec-33	24.3	0.5	23.8	97.9%
BNDES	R$	Currency Basket + 5,5%	Apr-11	90.9	39.2	51.8	56.9%
Debentures 4th Public Issuance	R$	104% of CDI	Jun-13	1,089.3	11.3	1,078.0	99.0%
FCO II	R$	10.00%	Apr-11	17.6	7.6	10.0	56.7%
FCO III	R$	10.00%	Aug-14	43.0	3.8	39.2	91.1%
FCO IV	R$	10.00%	Aug-14	33.8	3.0	30.8	91.1%
BNDES	R$	TJLP + 5,5%	Feb-11	474.8	220.4	254.4	53.6%
BNDES	R$	TJLP + 2,3%	May-14	30.5	3.8	26.7	87.5%
BNDES	R$	TJLP + 4,3%	May-14	1,797.7	228.4	1,569.4	87.3%
BNDES GSM	R$	TJLP + 3,52%	Sep-17	260.2	1.0	259.2	99.6%
LEASING	R$	100% of CDI	Oct-10	14.4	10.7	3.8	26.0%

Local Currency Total				3,884.0	529.9	3,354.1	86.4%

Total Debt before Hedge Adjustments				4,663.9	670.7	3,993.2	85.6%

Derivatives - Liabilities				221.7	89.5	132.2	59.6%

Derivatives - Asset				28.8	28.8	-	0.0%

Total Debt				4,856.8	731.4	4,125.4	84.9%

February 10, 2009	24

Table 18 – Consolidated Income Statement – Brasil Telecom S.A.

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

GROSS REVENUES	4,130.2	4,326.0	4,465.9	3.2%	8.1%	15,997.4	17,007.1	6.3%

FIXED TELEPHONY	2,852.0	2,800.8	2,814.7	0.5%	-1.3%	11,204.4	11,148.2	-0.5%

Local Service	1,659.3	1,654.9	1,692.4	2.3%	2.0%	6,566.3	6,549.7	-0.3%
Public Telephony	137.8	106.2	114.0	7.4%	-17.3%	546.0	474.7	-13.1%
Long Distance Service	743.5	712.7	663.4	-6.9%	-10.8%	2,947.5	2,852.6	-3.2%
Interconnection	107.8	101.4	98.8	-2.5%	-8.3%	357.7	373.8	4.5%
Lease of Means	95.5	112.4	128.4	14.3%	34.5%	357.9	449.4	25.6%
Supplementary and Value Added Services	99.3	106.0	110.2	4.0%	10.9%	394.0	417.2	5.9%
Other	8.8	7.4	7.4	0.3%	-15.3%	35.2	30.7	-12.7%

MOBILE TELEPHONY	542.9	540.4	587.6	8.7%	8.2%	2,023.7	2,120.1	4.8%

Services	468.1	481.9	519.2	7.7%	10.9%	1,753.2	1,894.4	8.1%
Merchandise Sales (Handsets and Accessories)	74.8	58.5	68.4	16.9%	-8.6%	270.5	225.7	-16.6%

DATA COMMUNICATIONS	735.3	984.8	1,063.7	8.0%	44.7%	2,769.2	3,738.9	35.0%

Deductions	(1,254.1)	(1,484.4)	(1,596.0)	7.5%	27.3%	(4,938.8)	(5,710.3)	15.6%

NET REVENUES	2,876.1	2,841.6	2,869.9	1.0%	-0.2%	11,058.5	11,296.8	2.2%

OPERATING COSTS AND EXPENSES	(1,986.8)	(1,883.3)	(1,926.1)	2.3%	-3.1%	(7,255.1)	(7,377.8)	1.7%

Personnel	(194.0)	(216.7)	(262.8)	21.3%	35.5%	(657.5)	(912.9)	38.9%
Materials	(108.3)	(88.9)	(132.2)	48.8%	22.0%	(380.2)	(395.2)	3.9%
Subcontracted Services	(581.3)	(518.0)	(552.9)	6.7%	-4.9%	(2,262.1)	(2,143.1)	-5.3%
Interconnection	(613.9)	(559.9)	(524.3)	-6.4%	-14.6%	(2,318.9)	(2,202.7)	-5.0%
Advertising and Marketing	(64.8)	(45.5)	(50.2)	10.2%	-22.6%	(164.4)	(178.3)	8.4%
Provisions and Losses	(297.2)	(273.9)	(289.5)	5.7%	-2.6%	(997.7)	(1,081.7)	8.4%
Other	(127.3)	(180.4)	(114.2)	-36.7%	-10.3%	(474.4)	(463.9)	-2.2%

EBITDA	889.3	958.3	943.9	-1.5%	6.1%	3,803.4	3,919.0	3.0%

EBITDA Margin	30.9%	33.7%	32.9%	-0.8 p.p.	2.0 p.p.	34.4%	34.7%	0.3 p.p.
Depreciation and Amortization	(589.1)	(503.9)	(488.8)	-3.0%	-17.0%	(2,435.7)	(2,066.0)	-15.2%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	300.2	454.4	455.0	0.1%	51.6%	1,367.7	1,853.0	35.5%

Financial Result	(146.7)	(108.5)	(180.3)	66.2%	22.9%	(625.1)	(597.9)	-4.4%
Financial Revenues	132.8	151.4	244.4	61.4%	84.0%	435.9	697.2	59.9%
Financial Expenses	(174.1)	(260.0)	(345.4)	32.9%	98.3%	(710.7)	(970.7)	36.6%
Interest on Equity	(105.4)	-	(79.3)	N.A.	-24.8%	(350.4)	(324.3)	-7.4%

EARNINGS AFTER FINANCIAL RESULT	153.5	345.9	274.7	-20.6%	79.0%	742.5	1,255.1	69.0%

Income and Social Contribution Taxes	(59.8)	(148.1)	(165.7)	11.9%	177.3%	(294.7)	(551.5)	87.1%

EARNINGS BEFORE PROFIT SHARING	93.7	197.7	109.0	-44.9%	16.4%	447.8	703.7	57.1%

Minority Interest	0.5	1.0	0.2	-83.9%	-71.3%	1.8	1.9	1.1%

EARNINGS BEFORE REVERSION OF INTEREST
ON EQUITY	94.2	198.7	109.2	-45.1%	15.9%	449.6	705.5	56.9%

Reversion of Interest on Equity	105.4	-	79.3	N.A.	-24.8%	350.4	324.3	-7.4%

NET INCOME	199.6	198.7	188.5	-5.2%	-5.6%	800.0	1,029.8	28.7%

Net Income/shares - R$	0.3648	0.3629	0.3442	-5.2%	-5.6%	1.4619	1.8809	28.7%
Net Income/ADR - US$	0.6178	0.5688	0.4419	-22.3%	-28.5%	2.4759	2.4145	-2.5%

February 10, 2009	25

Table 19 – Consolidated Balance Sheet – Brasil Telecom S.A.

Balance Sheet (R$ million)	Dec/07	Dec/08

TOTAL ASSETS	15,534.9	17,670.2

Current	5,976.7	6,139.2
Cash and Cash Equivalents	584.0	1,478.6
Financial Investments	1,846.6	561.9
Accounts Receivables	2,189.7	2,210.1
Inventory	32.7	54.0
Loans and Financing	1.8	1.8
Derivatives	-	29.2
Deferred Taxes Carryforward	820.9	967.4
Court Deposit	329.4	679.0
Other	171.6	157.3

Non-Current Assets	9,558.2	11,531.0

Long Term	2,606.9	3,992.9
Loans and Financing	6.2	5.1
Derivatives	6.2	-
Deferred Taxes Carryforward	1,453.3	1,622.3
Court Deposit	1,063.5	2,225.0
Other	77.7	140.5

Investment	24.2	3.7

Property, Plant and Equipment	5,690.4	5,902.1

Intangible	1,236.7	1,632.2

Balance Sheet	Dec/07	Dec/08

TOTAL LIABILITIES	15,534.9	17,670.2

Current	4,411.9	4,791.6
Salaries and Benefits	103.6	110.2
Accounts Payable and Expenses Provisioned	1,614.4	2,060.4
Indirect Taxes	746.2	669.4
Income Taxes	74.7	66.7
Dividends/Interest on Equity and Profit Sharin	846.2	424.0
Loans and Financing	399.2	670.7
Derivatives	118.8	89.9
Authorization for Services Exploration	78.8	160.1
Provisions for Contingencies	197.5	218.3
Provisions for Pension Funds	101.5	148.4
Advances from Customers	63.0	79.2
Other Obligations	68.2	94.3

Non-Current Liabilities	5,609.0	6,643.2

Long Term	5,609.0	6,643.2
Salaries and Benefits	-	11.5
Accounts Payable and Expenses Provisioned	13.5	-
Indirect Taxes	97.7	257.1
Income Taxes	62.7	102.1
Loans and Financing	3,602.6	3,993.2
Derivatives	287.8	132.2
Authorization for Services Exploration	174.6	623.6
Provisions for Contingencies	695.2	710.4
Provisions for Pension Funds	586.3	607.4
Advances from Customers	72.1	189.2
Other Obligations	16.5	16.7

Non-Controlling Shareholders Interest	8.5	(5.7)

Shareholders' Equity	5,505.5	6,241.0
Capital Stock	3,470.8	3,470.8
Capital Reserves	1,328.8	1,338.2
Profit Reserves	705.9	1,431.9

February 10, 2009	26

Table 20 – Income Statement – 14 Brasil Telecom Celular S.A.

	Quarter					Year

R$ Million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

GROSS REVENUES	657.1	657.4	699.5	6.4%	6.5%	2,445.8	2,560.8	4.7%

Services	582.2	598.9	631.1	5.4%	8.4%	2,175.3	2,335.1	7.3%
Subscription	104.2	100.6	105.7	5.0%	1.4%	433.6	401.7	-7.3%
Utilization	153.3	171.0	187.6	9.7%	22.4%	561.7	646.4	15.1%
Interconnection	284.0	285.6	279.0	-2.3%	-1.7%	1,032.1	1,098.7	6.4%
Other Revenues	9.4	6.1	9.3	52.1%	-0.3%	43.5	33.9	-22.1%
Data Communications	31.4	35.5	49.4	39.3%	57.6%	104.4	154.4	47.9%

Merchandise Sales (Handsets and Accessories)	74.8	58.5	68.4	16.9%	-8.6%	270.5	225.7	-16.6%

Deductions	(174.2)	(176.1)	(187.9)	6.7%	7.9%	(699.9)	(679.0)	-3.0%

NET REVENUES	482.9	481.3	511.6	6.3%	6.0%	1,745.9	1,881.8	7.8%

Services	429.6	442.5	461.7	4.3%	7.5%	1,574.3	1,724.6	9.5%
Merchandise Sales	53.3	38.8	49.9	28.7%	-6.2%	171.6	157.2	-8.4%
OPERATING COSTS AND EXPENSES	(476.3)	(408.4)	(452.0)	10.7%	-5.1%	(1,694.6)	(1,704.4)	0.6%

Personnel	(18.7)	(19.5)	(25.1)	28.6%	33.8%	(73.8)	(80.5)	9.1%
Materials	(86.4)	(73.9)	(113.9)	54.1%	31.8%	(290.9)	(325.8)	12.0%
Subcontracted Services	(100.9)	(89.1)	(103.7)	16.4%	2.8%	(372.6)	(380.2)	2.1%
Interconnection	(165.4)	(136.6)	(123.6)	-9.5%	-25.2%	(590.9)	(549.7)	-7.0%
Advertising and Marketing	(16.3)	(19.0)	(26.0)	37.1%	60.1%	(52.4)	(76.5)	46.1%
Provisions and Losses	(23.9)	(15.0)	(17.0)	13.3%	-28.7%	(75.5)	(67.4)	-10.8%
Other	(64.8)	(55.4)	(42.7)	-23.0%	-34.2%	(238.4)	(224.2)	-5.9%

EBITDA	6.6	72.9	59.6	-18.2%	N.A.	51.4	177.3	245.2%

EBITDA Margin	1.4%	15.1%	11.7%	-3.5 p.p.	10.3 p.p.	2.9%	9.4%	6.5 p.p.
Depreciation and Amortization	(90.5)	(117.2)	(87.0)	-25.7%	-3.8%	(347.1)	(425.8)	22.7%
EARNINGS BEFORE FINANCIAL RESULT	(83.9)	(44.3)	(27.4)	-38.1%	-67.4%	(295.8)	(248.5)	-16.0%

Financial Result	15.8	11.3	1.6	-86.1%	-90.1%	60.6	62.9	3.7%
Financial Revenues	37.2	50.4	60.4	19.8%	62.4%	118.7	197.0	65.9%
Financial Expenses	(21.4)	(39.1)	(58.8)	50.4%	175.2%	(58.1)	(134.1)	130.8%

EARNINGS AFTER FINANCIAL RESULT	(68.1)	(33.0)	(25.8)	-21.7%	-62.1%	(235.1)	(185.7)	-21.0%

Income and Social Contribution Taxes	23.1	7.2	9.9	37.5%	-57.4%	79.2	59.7	-24.6%

NET EARNINGS (LOSSES)	(45.0)	(25.8)	(16.0)	-38.1%	-64.5%	(155.9)	(126.0)	-19.2%

February 10, 2009	27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.